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              June 9, 2021

       Hahn Lee
       Chief Financial Officer
       Bright Lights Acquisition Corp.
       12100 Wilshire Blvd, Suite 1150
       Los Angeles, CA 90025

                                                        Re: Bright Lights
Acquisition Corp.
                                                            Form 8-K Filed May
28, 2021
                                                            File No. 001-39846

       Dear Mr. Lee:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




              Sincerely,


              Division of Corporation Finance

              Office of Real Estate & Construction